United States securities and exchange commission logo





                              July 30, 2021

       Stephan Zoll
       Managing Director and Chief Executive Officer
       SIGNA Sports United B.V.
       Kantstra  e 164, Upper West
       10623 Berlin, Federal Republic of Germany

                                                        Re: SIGNA Sports United
B.V.
                                                            Registration
Statement on Form F-4
                                                            Filed July 2, 2021
                                                            File No. 333-257685

       Dear Dr. Zoll:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-4

       Notice of Extraordinary General Meeting..., page 1

   1. Please revise to clearly state the number of shares that will be issued by TopCo in each of the transactions that
are contemplated as part of the business combination, as well as the cash amount that will
be paid to any parties, including to the sellers under the Wiggle
                                                        SPA. Please also
present the ownership interests of the combined company for each of the parties listed on
p. 14, and present the total potential ownership interest assuming exercise and conversion
of all securities.
   2. Please explain in more detail, here and elsewhere as appropriate, the significance of the roll-up transaction and
the number and value of the shares to be issued in the roll-up transaction. Please
tell us if you are relying on an exemption for the issuance of the TopCo shares in the roll-up
transaction, to the SSU shareholders and in the Wiggle acquisition.
 Stephan Zoll
FirstName  LastNameStephan
SIGNA Sports   United B.V. Zoll
Comapany
July       NameSIGNA Sports United B.V.
     30, 2021
July 30,
Page  2 2021 Page 2
FirstName LastName
Following the Business Combination, will Yucaipa's securities continue to trade..., page 12

3. You state that TopCo intends to apply to list the TopCo Shares and Public Warrants on the
         NYSE upon closing of the Business Combination. However, your disclosure elsewhere indicates that the completion of the Business Combination is conditioned upon approval by the NYSE of the listing application for TopCo shares. Please revise here, and elsewhere as appropriate, to clarify that approval of the NYSE listing application is a condition to closing. Please also explain what it means that the listing application shall be "conditionally approved" and whether there is any risk that TopCo will not satisfy applicable listing requirements of the NYSE. In particular, please explain why you have included a disclaimer on page three that you cannot provide assurance that the TopCo
         Shares or TopCo Public Warrants will be approved for listing.
What vote is required to approve..., page 14

4. Given that the initial shareholders own approximately 19% of Yucaipa's issued and outstanding common stock, please disclose the number of votes aside from those held by the initial shareholders that will be required to approve the business combination proposal and merger proposal, assuming a valid quorum is established.
Is there a limit on the total number of Yucaipa shares..., page 19

5. Please quantify here, and elsewhere as appropriate, the amount of the Minimum Cash
         Amount and the number of shares that may be redeemed before the trust account falls below the Minimum Cash Amount.
Summary
Interests of Certain Persons in the Business Combination, page 39

6. Please revise your disclosure here and elsewhere in your filing, as applicable, to quantify the current value of the Founder Shares and Private Placement Warrants held by the
         Yucaipa Sponsor, and the value of loans extended, fees due, and out-of-pocket expenses for which the Yucaipa Sponsor, its affiliates, and its officers and directors are entitled to reimbursement. Make similar revisions in the risk factors on page 92 and 93 and the discussion on pages 134-135. Please also clarify if the Sponsor can earn a positive rate of return on its investment, even if other Yucaipa shareholders experience a negative rate of return in the combined company.
Risks Factors, page 46

7. In an appropriate place in this section, please disclose the material risks to investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
 Stephan Zoll
FirstName  LastNameStephan
SIGNA Sports   United B.V. Zoll
Comapany
July       NameSIGNA Sports United B.V.
     30, 2021
July 30,
Page  3 2021 Page 3
FirstName LastName
SSU is a private company about which little information is available..., page
79

8. You state that Yucaipa's management and the Yucaipa Board were only able to conduct a limited due diligence review, and therefore may not have made the necessary analysis and determinations regarding the Business Combination and the value of SSU. We note on page 123 that before recommending that the shareholders adopt the Business Combination
         Agreement and approve the Business Combination, the Merger, and the Plan of Merger,
         the Yucaipa Board discussed the material results of the due diligence process conducted by Yucaipa's management. Please explain why the Yucaipa Board recommended that shareholders approve the transaction even though it was only able to conduct a limited due diligence review and may not have made the necessary determinations regarding the transaction. Please also disclose the specific due diligence limitations that existed when conducting due diligence of SSU.
Risks Related to Yucaipa, page 91

9. We note that Yucaipa has traded on NYSE for less than the redemption price. In this section, please include a risk factor on the possibility and the effect of significant redemption requests.
Ownership of TopCo, page 116

10. In the chart at the top of page 116, please include figures for a redemption level at the midpoint of the minimum and maximum levels.
The Business Combination
Background of the Business Combination, page 116

11. Please substantially revise your disclosure in this section to include a description of the negotiations relating to the material terms and events of the transaction. We note that your current disclosure provides the dates of meetings and the subjects discussed, but does not discuss the positions of the parties at the meetings, the particular terms proposed or considered, or the negotiations that led to the final terms or certain related transactions and their impact on the overall business combination. Please ensure that your revised disclosure includes a discussion of the negotiations related to the Wiggle acquisition, including the consideration to be paid in that transaction, the Roll-up transaction, the shareholder undertaking agreement entered into by SSU participating shareholders, the determination of the ownership interests of each party in the combined company, the
         Convertible Loan Agreements, the Earn-out Agreement and its terms and whether it was entered into to bridge a valuation gap, director nomination rights, the Minimum Cash
         Amount, the pending acquisition of Tennis Express, the waiver of rights under the forward purchase agreement, and the financial projections and any discussions relating to the assumptions underlying such projections. In your revised disclosure, please also identify the individuals who attended the meeting (ex: the specific representatives of Yucaipa management).
 Stephan Zoll
FirstName  LastNameStephan
SIGNA Sports   United B.V. Zoll
Comapany
July       NameSIGNA Sports United B.V.
     30, 2021
July 30,
Page  4 2021 Page 4
FirstName LastName
12. Please provide investors with additional details about the formal auction process.
13. We note that Yucaipa negotiated non-binding letters of intent with three other potential targets, and signed a non-binding letter of intent with one potential target. Please disclose the general nature of the business of each of these potential targets as well as the timeline and general details of your discussions and negotiations with these targets, including the non-binding letter of intent. Please also disclose when and how Yucaipa determined not to pursue a transaction with these targets and the reasons why management believed that
         SSU offered a better opportunity.
14. Please revise the disclosure in this section to include a description of the negotiations relating to the valuation and the reasons for the changes in valuation that occurred throughout the negotiations.
15. Please revise your disclosure in this section to include a description of the negotiations relating to the terms of the PIPE Subscription, including how the amount of the PIPE
         Subscription was determined, how potential PIPE investors were selected, and what relationship any of the PIPE investors have with Yucaipa, the Sponsor or SSU. Please also indicate whether any valuations or other material information about the transaction were provided to PIPE investors that has not been publicly disclosed. Please indicate how discussions with PIPE investors impacted the valuation and terms of the Business
         Combination Agreement, as we note your disclosure stating that Yucaipa management and SSU management held multiple calls to discuss feedback from PIPE Investors regarding both the valuation and terms.
Projected Financial Information, page 125

16. We note your investor presentation included in the Yucaipa Form 8-K filed on June 11,
         2021. We note the presentation includes additional analyses and projections related to
         SSU's financial profile and valuation. Please tell us whether the Board considered the additional analyses and projections included in the presentation as a factor in recommending that shareholders approve the transaction. If so, please include the additional analyses and projections in the registration statement. If the Board did not consider these analyses and projections, please tell us why and explain the material differences in the projections included in the investor presentation as compared to the disclosure.
17.      We note the disclaimer on page 125 that    readers of this proxy
statement/prospectus are
         cautioned not to rely" on the projections. While it is acceptable to include qualifying language concerning subjective analyses, it is inappropriate to indicate that investors cannot rely on disclosure. Please revise accordingly.
Summary of Financial Analyses of SSU, page 130

18. In the Selected Publicly Traded Companies Analysis, please revise to explain the similar operating and financial characteristics that each of the companies chosen for the analysis
 Stephan Zoll
SIGNA Sports United B.V.
July 30, 2021
Page 5
         shares with Pro Forma SSU. Please also disclose the underlying data used to calculate the multiples for each company.
19. Please disclose the underlying data used to calculate the TEV/LTM Revenue in the
         Selected Precedent Transactions Analysis, as well as the size and purchase price of each transaction.
20. You state that Moelis reviewed certain internal information relating to synergies and related expenses expected to result from the Wiggle Acquisition and other acquisitions.
         Please disclose such information or tell us why you do not believe you are required to do
         so.
Redemption Rights, page 135

21. Please include in this section disclosure regarding all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions. Please also quantify the value of the warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks to non-redeeming shareholders.
22. It appears that the underwriting fee remains constant and is not adjusted based on redemptions. Please include disclosure in this section discussing the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
Tax Considerations, page 140

23. Your disclosure states that it is intended that the Business Combination will qualify as a "reorganization" within the meaning of Section 368(a) of the U.S. Tax Code. As the tax treatment of the transaction is material to investors, please revise to provide a tax opinion as to the qualification of the Business Combination under Section 368(a) and the tax consequences to shareholders.
Unaudited Pro Forma Condensed Combined Financial Information
5. Preliminary Purchase Price Allocation, page 210

24. Please reconcile the estimated consideration presented in the first table to the total
FirstName LastNameStephan Zoll
       purchase consideration presented in the second table and disclose the reasons for any
Comapany    NameSIGNA
       differences. PleaseSports  United
                           also more     B.V.reconcile the figures in the
second table to the
                                      clearly
July 30,balance sheet5 of Wiggle and the pro forma adjustments being made.
         2021 Page
FirstName LastName
 Stephan Zoll
FirstName  LastNameStephan
SIGNA Sports   United B.V. Zoll
Comapany
July       NameSIGNA Sports United B.V.
     30, 2021
July 30,
Page  6 2021 Page 6
FirstName LastName
Business of SSU and Certain Information About SSU, page 224

25. You note that you are the "global number one online specialty sports e-commerce and technology platform" measured by revenue. Please disclose how you define this market.
26. Please provide a breakdown of total revenues by geographic market for the last three financial years, to the extent practicable. See Item 4.B.2 of Form
20-F.
27. Please explain the relevance of the total global market size of the sports industry given that you sell primarily to companies in Europe and the UK. Please also explain the relevance of the sports retail market generally given that you are a specialty sports company.
28. Please provide details of the survey conducted by third party consultants that is referenced on page 225, including the date of the survey and the number of consumers that were surveyed.
29. Where you indicate in brackets that the source of the information is the company based on a study of a third-party consultant, please identify the consultant and, to the extent you commissioned the study, provide a consent as required by Rule 436.
30. Where you state that you hold leading market positions or are "by far" the largest of a particular type of online retail specialist, please provide context for this statement by indicating the number of companies you are including for comparison and quantify your revenues as compared to such other companies.
31. You state that your online shops have achieved a net average order value that yields twice as much gross profit per order compared to multi-brand online fashion retailers. Please explain which multi-brand online fashion retailers you are using in this comparison, and the data for such retailers which shows how you yield twice as much gross profit per order.
Our Strengths, page 228

32. In your disclosure beginning on page 231 you discuss customer lifetime value, customer acquisition cost, and a 2020 customer cohort. Please revise to provide details relating to the calculations and the customers included in the 2020 cohort, as well as the significance of the CLV/CAC ratio and how yours compares to the ratio for the e-commerce peers you reference. Please also describe and identify such peers. Please also present similar data for prior fiscal periods so that investors understand the trend and significance of the 2020 numbers.
Sales Channels, page 240

33. Please revise to provide additional context for your Net Promoter score, including how it is calculated and what the number represents as well as the range of possible scores.
 Stephan Zoll
FirstName  LastNameStephan
SIGNA Sports   United B.V. Zoll
Comapany
July       NameSIGNA Sports United B.V.
     30, 2021
July 30,
Page  7 2021 Page 7
FirstName LastName
Business of SSU and Certain Information About SSU
Material Contracts, page 246

34. Please disclose in greater detail the terms of the Tennis Express and Midwest Acquisition transactions and quantify the estimated values of all forms of consideration that could be paid (including contingent consideration). Also, tell us how you determined that no historical or pro forma financial information was required for either of these acquisitions.
SSU'S Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 277

35. Please disclose in greater detail the business reasons for changes between periods in each segment's revenue and Adjusted EBITDA, as well as the reconciling amounts shown in the unallocated and intersegment elimination line item and each other reconciling line item to arrive at earnings before taxes, shown in the segment financial statement footnote.
         In circumstances where there is more than one business reason for the change, please quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Refer to Item 5 of Form 20-F. Non-IFRS Financial Measures, page 281

36. Please disclose in greater detail for each period presented the nature and amounts of each material component included in each adjustment being made to arrive at Adjusted
         EBITDA from EBITDA.
37. Please support your inclusion of ramp up costs (footnote 5) as a reconciling item to arrive at Adjusted EBITDA. In your response, please discuss why you consider expansion efforts to be outside of your normal business activities. Refer to the guidance in Question
         100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial
         Measures.
Executive Director and Chief Executive Officer Agreements, page 324

38. Please file the Services Agreement as an exhibit to the registration statement.
Comparison of Shareholder Rights, page 337

39. We note the comparison of existing rights of Yucaipa shareholders against the rights of
         TopCo shareholders. Please tell us why you are not presenting approval of the TopCo
         Articles of Association as a separate proposal. In addition, please present each provision of TopCo's organizational documents that represent a material change to the rights of
         Yucaipa shareholders as a separate proposal so that shareholders have an opportunity to express their views separately on material provisions that will establish their substantive rights as shareholders. In the alternative, please tell us why you believe you are not required to do so. See Questions 201.01 and 201.02 of the Exchange Act Rule 14a-4(a)(3)
         Compliance and Disclosure Interpretations for additional guidance. Stephan Zoll
SIGNA Sports United B.V.
July 30, 2021
Page 8
Beneficial Ownership of TopCo Securities, page 363

40. Please revise the footnote 1 to identify the natural persons with voting and/or dispositive control of the shares held by SIGNA International Sports Holding GmbH. Please also disclose the natural persons with voting and/or dispositive control of the shares held by R+V Lebensversicherung AG.
Consolidated Financial Statements of SIGNA Sports United GmbH
Consolidated Statement of Cash Flows, page F-53

41. Please revise the change in other non-current assets and liabilities line item to present changes in other non-current assets separately from other non-current liabilities and further breakout any material components.
General

42. Please revise your description of the transactions throughout your filing to include brief descriptions of the material terms of each part of the transaction. For example, on pages
         28 and 112 you include the material terms of the share exchange, but you do not include a similar description on page 189, you do not include the material terms of the Wiggle transaction on page 28 or 112, and the material terms of the any of the transactions reflected in the pro forma financial statements are not included in the narrative related to the pro forma statements on page 187. Please review your entire document for consistency.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Amy Geddes at 202-551-3304 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Charles Guidry at 202-551-3621 or Erin Jaskot at 202-551-3442 with any other questions.



FirstName LastNameStephan Zoll                                 Sincerely,
Comapany NameSIGNA Sports United B.V.
                                                               Division of
Corporation Finance
July 30, 2021 Page 8                                           Office of Trade
& Services
FirstName LastName